Exhibit 99.1

Borr Drilling Limited – Updated 2022 and 2023 guidance

Hamilton, Bermuda, 24 January 2023

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) is pleased to announce updates to its preliminary Revenue and EBITDA guidance for 2022 and 2023.

For 2022, Borr Drilling expects to record revenues of $435 - $450 million and adjusted EBITDA of $152 - $162 million* (previous guidance was revenue between $375 - $400 million and Adjusted EBITDA of $115 - $140 million). This implies estimated Q4 2022 Revenues between $140 – $150 million, and Q4 2022 Adjusted EBITDA of between $50 - $60 million.

For 2023, based on current contracts and projections for new contracts, the Company expects to generate revenues of $740 - $780 million and Adjusted EBITDA of $360 - $400 million (previous guidance was adjusted EBITDA of $290 - $330 million).

The cash and cash equivalents balance at year end 2022 is estimated to be ~$105 million.

“Borr Drilling has been through a transformational journey the last years, activating and putting 21 rigs successfully to work and significantly strengthening the Company’s balance sheet. The outlook for the industry and our Company is continuing to improve, which is likely to lead to further increased utilisation and higher day-rates.” says CEO Patrick Schorn

It is important to note that the financial preliminary guidance for Q4 and 2022 are estimates, and the financial results are not finalised. The results are also subject to audit, and as such are subject to change.

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expect”, “will” and similar expressions and include statements relating to letter of awards including the duration of such contracts and backlog, and other non-historical statements. These forward-looking statements reflect the Company's beliefs, intentions and current expectations concerning, among other things, the Company's results of operations, financial condition, preliminary and  expected financial results, including revenue and adjusted EBITDA, cash and cash equivalents, industry outlook, further increased utilization and higher day rates and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

* The Company provides guidance on expected adjusted EBITDA, which is a financial measure calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP). adjusted EBITDA represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net, income tax expense, amortization of deferred mobilization costs and revenue. The Company provides guidance on adjusted EBITDA because it believes this measure provides useful information regarding the Company’s expected operational performance. Due to the forward-looking nature of adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort.